

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2013

<u>Via E-mail</u>
Mr. Charles E. Smith, Chief Financial Officer, Secretary and Director
DynaResource, Inc.
222 W. Las Colinas Blvd., Suite 744
East Tower
Irving, Tower 75039

      **Re:    DynaResource, Inc.**
             **Form PRE 14A**
             **Filed July 12, 2013**
             **Draft Form DEF 14A submitted July 16, 2013**
             **File No. 000-30371**

Dear Mr. Smith:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information with ten business days. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note that proposal three of your draft proxy materials requests shareholders to vote on whether to approve the compensation paid to the company's officers. Please revise to briefly explain the general effect of the vote, such as whether it is non-binding, as required by Item 24 of Schedule 14A.

2. Revise to provide the information required by Rule 14(a)-21(b) of the Securities and Exchange Act of 1934. See also Item 24 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director